Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2004

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

			SEQUENTIAL
			PAGE
ITEM			NUMBER

1	.	2Q04 earnings results	3
2	.	Independent’s accountant review report for the 2Q04	25
3	.	Notice to shareholders – dividend distribution	54

ITEM 1

2nd Quarter 2004

ULTRAPAR PARTICIPAÇÕES S.A.

(BOVESPA:UGPA4/NYSE: UGP)

INFORMATION AND RESULTS FOR THE SECOND QUARTER 2004
(São Paulo, Brazil, August 4, 2004)

ACQUISITIONS MADE DURING 2003, NEW CLIENTS WON, THE PETROCHEMICAL UPCYCLE NEAR ITS HIGHS AND
RECOMMENCEMENT OF GROWTH IN THE BRAZILIAN ECONOMY, HAVE ALL LED ULTRAPAR TO REPORT A
SUBSTANTIAL INCREASE IN EBITDA

➢	ULTRAPAR EBITDA REPORTED AT R$ 194.3 MILLION, AN INCREASE OF 64% IN RELATION TO THE SAME PERIOD IN 2003, AND OF 42% COMPARED TO THE 1Q04
➢	NET PROFIT AMOUNTED TO R$ 112.1 MILLION, UP 117% IN RELATION TO THE 2Q03, AND UP 78% COMPARED TO THE 1Q04
➢	EBTIDA AND EARNINGS ACCUMULATED IN THE FIRST HALF OF 2004 SHOWED INCREASES OF 37% AND 57%, RESPECTIVELY, WHEN COMPARED TO THE SAME PERIOD IN THE PREVIOUS YEAR
➢	REGULAR AND ADDITIONAL FIRST HALF DIVIDENDS TOTALLED R$ 92.4 MILLION, 180% HIGHER THAN THOSE FOR THE FIRST HALF OF 2003

“Ultrapar’s performance in 2004 is, without doubt, a reflection of our culture of focusing on expanding earnings over the long term. At Ultragaz, we acquired Shell Gás in August 2003, at a time of shrinking Brazilian LPG consumption. And now we are reaping the benefits of the gain in scale and the upturn in the market. The investments made in expanding our capacity to produce specialty chemicals and in the development of new products have enabled Oxiteno to achieve success in its quest for higher added-value sales.”

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A. UGPA4 = R$ 32.97 / 1,000 shares UGP = US$ 10.18 / ADR (30/06/04)

2nd Quarter 2004

Summary of the 2nd Quarter 2004

Ultrapar, a company that operates in the LPG distribution (Ultragaz), chemical production (Oxiteno) as well logistics of oil and chemical products (Ultracargo), hereby reports the following results for the second quarter of 2004:

Financial Performance Ultrapar Consolidated	2Q04	2Q03	1Q04	Δ (%) 2Q04v2Q03	Δ (%) 2Q04v1Q04	1H04	1H03	Δ (%) 1H04v1H03

Net Revenue	1,194	933	1,051	28%	14%	2,245	1,867	20%

Gross Profit	288	188	217	53%	33%	504	380	33%

Operating Profit	152	85	94	79%	62%	245	175	40%

EBITDA	194	119	137	64%	42%	331	241	37%

Net Earnings	112	52	63	117%	78%	175	112	57%

Earnings per 1,000 shares	1.61	0.74	0.91	117%	78%	2.51	1.60	57%

Amounts in R$ million (except for EPS)

Sales Volume - Ultragaz	2Q04	2Q03	1Q04	Δ (%) 2Q04v2Q03	Δ (%) 2Q04v1Q04	1H04	1H03	Δ (%) 1H04v1H03

Total Volume (‘000 tons)	396	310	372	28%	7%	768	600	28%

Bottled	270	199	254	36%	6%	524	378	39%

Bulk	126	111	118	13%	7%	244	222	10%

Sales Volume - Oxiteno	2Q04	2Q03	1Q04	Δ (%) 2Q04v2Q03	Δ (%) 2Q04v1Q04	1H04	1H03	Δ (%) 1H04v1H03

Total Volume (‘000 tons)	123	111	110	11%	12%	233	229	2%

Sales in Brazil	79	62	77	28%	3%	156	132	18%

Sales outside Brazil*	44	49	33	(11%)	34%	77	97	(21%)

*includes sales volumes for CANAMEX from December 2003

Sales Volume - Ultracargo	2Q04	2Q03	1Q04	Δ (%) 2Q04v2Q03	Δ (%) 2Q04v1Q04	1H04	1H03	Δ (%) 1H04v1H03

Effective storage (‘000 m3)	203	199	200	2%	1%	201	194	4%

Effective storage (‘000 m2)	7	4	5	51%	31%	6	4	54%

Total kilometrage (million)	12	12	12	0%	7%	24	24	(2%)

2nd Quarter 2004

Highlights

➢	Payment of R$ 92.4 million in dividends - On August 4, 2004, the Board of Directors of Ultrapar gave its approval for the payment of R$ 92.4 million in dividends, the equivalent to R$ 1.33 per 1,000 shares, to be paid on August 30 2004. Of the amount to be distributed, R$ 40.0 million is in the form of additional dividends. Due to its strong cash generation, Ultrapar constantly evaluates its immediate capital needs for investment in assets and acquisitions and, whilst maintaining a sound financial position, distributes any excess to its shareholders in the form of dividends.

➢	Acquisition of Rhodia Especialidades - On June 30, 2004, Ultrapar announced the acquisition of the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico. This transaction occurred one year after the announcement of the acquisition of CANAMEX, also in Mexico, and is based on the Company's view of the significant potential of the Mexican specialty chemicals market. As a result of this new acquisition, CANAMEX should see expansion in its growth rate and substantial gains in market share. We took over CANAMEX’s operations in December 2003 and in the first half of this year CANAMEX’s EBITDA has increased by 152%.

Ultrapar and the macroeconomic environment

During the second quarter of 2004, Brazil began to reap the benefits of the upturn in economic activity that began towards the end of 2003. The rise in personal incomes and the increase in the level of employment helped to stimulate consumption by the lower-income section of the population, leading to expanding sales of foods, beverages, personal hygiene and cleaning products, among others. According to the IBGE (Brazilian Geographical and Statistical Institute), unemployment fell in June, for the second month running, while personal incomes showed fresh signs of recovery. The June unemployment rate was reported at 11.7% - compared to May’s figure of 12.2%. Workers’ wages increased by an average of 1.8%, compared to May, to their highest level since August 2003.

In the international market, the average dollar price of the main petrochemical commodity sold by Oxiteno, monoethylene glycol – MEG, remained at the same level seen at the end of the 1Q04. When compared with the 2Q03, the price of MEG showed an increase of 24%, in dollar terms, stimulated by the increased utilization of production capacity in the petrochemical sector.

For Ultragaz, the growth in the LPG market, combined with the benefits obtained, in terms of scale and productivity, as a result of the Shell Gás acquisition, were the main factors behind the recovery in profitability, expressed in EBITDA/ton, which showed an increase of 22% compared to the 1Q04.

At Oxiteno, sales to the domestic market showed a rise of 28% compared to the 2Q03, leveraged by the winning of new clients and by the growth in the Brazilian economy. This effect, together with the recovery in MEG prices and a more favorable exchange-rate scenario for exporting companies, caused EBITDA to soar by 137%, to a total of R$ 107.9 million, in the 2Q04. Oxiteno’s EBITDA margin came to 28%, an increase of 12 percentage points compared to the 2Q03, and up 6 percentage points in relation to the 1Q04.

EBITDA at Ultracargo amounted to R$ 10.0 million in the 2Q04. Structural adjustments made as a result of the growth achieved by the company in the last few years, combined with the completion during the quarter of the work at the Tatuí and Montes Claros terminals - which are expected to reach breakeven point in 2005 - contributed to the fact that Ultracargo’s EBITDA for the quarter was at a similar level to that seen in the 2Q03. The EBITDA was also virtually unchanged in relation to the 1Q04 figure.

2nd Quarter 2004

EBITDA – First half year comparison
R$ million

Operational Performance

Ultragaz. The growth seen in the Brazilian economy, the improvement in personal incomes among the population and the enhanced stability of the LPG price charged by Petrobras, all continued to boost LPG sales in the Brazilian market, which, in the 2Q04, repeated the growth seen in the 1Q04 – up 4% in relation to the same period in 2003.

Ultragaz has reported 28% growth in sales volume in relation to the 2Q03, principally as a consequence of acquiring Shell’s LPG distribution operations in Brazil. Using comparable bases (i.e. including the volume sold by Shell Gás in the 2Q03), sales volume growth amounted to 4%, in relation to the 2Q03, and 7%, compared with the 1Q04, both in line with market growth.

Sales Volume – Ultragaz (‘000 tons)

The bottled gas segment, served principally by 13 kg gas cylinders, saw an increase of 36%, or 71,000 tons, in sales volume in relation to the 2Q03. The volume added by the acquisition of Shell Gás represented approximately 48,000 tons, with the remainder deriving from growth in the market. Ultragaz, in the process of incorporating the operations of Shell Gás, not only did not lose market share, but in fact achieved a modest gain, a significant achievement when compared to most acquisitions.

2nd Quarter 2004

In the bulk segment, comprising mainly of commercial consumers, sales volume in the 2Q04 showed increase of 15,000 tons in relation to the 2Q03, principally as a result of expansion at UltraSystem incorporation of the bulk sales of Shell Gás.

Oxiteno. Oxiteno is the sole producer of ethylene oxide and its main derivatives in the Southern Cone region South America, as well as being a major producer of specialty chemicals. Oxiteno’s products are used in various industrial sectors, such as PET packaging, polyester, textiles, paint, cosmetics, detergents and agrichemicals.

Oxiteno’s total sales volume amounted to 122,900 tons in the 2Q04, an increase of 11% in relation to same period in 2003. This expansion is the result of winning new clients in the domestic market, as as of the growth in the Brazilian economy. In this quarter, 64% of Oxiteno’s sales were directed to Brazilian market, an increase of 8 percentage points in relation to the 56 % reported in the 2Q03.

Sales volume in the domestic market amounted to 79,000 tons, an increase of 28% compared to second quarter of 2003. Sales expansion in the domestic market was basically the result of : (i) winning of new clients, including clients who have switched away from imported products to using those of Oxiteno; (ii) higher penetration in the agrichemicals segment; and (iii) growth in the various product segments in which Oxiteno operates.

International sales (including those of CANAMEX) amounted to 43,900 tons, a drop of 11% compared the same period in 2003, largely as a consequence of a delay in shipping Oxiteno products, because suitable vessel was available.

CANAMEX’s sales in the 2Q04 amounted to 3,300 tons, an increase of 16% in relation to the 2Q03, though practically unchanged in relation to the 1Q04. During the second quarter of 2004, PEMEX shut down its plant in Cangrejera for maintenance, thereby placing a cap on ethylene oxide availability in period. At the beginning of the third quarter, ethylene oxide supply from the Cangrejera plant was already back to normal.

When compared to the 1Q04, Oxiteno’s sales volume showed an increase of 12%. During the 1Q04 Oxiteno temporarily shut down production in its Camaçari plant for a scheduled substitution of catalyzers, coinciding with the maintenance shutdown by Braskem, Oxiteno’s ethylene supplier.

*Includes sales volumes for CANAMEX from December 2003

2nd Quarter 2004

Ultracargo. Ultracargo is the Brazilian market leader in chemical products and fuels logistics. The company offers transportation solutions using its own and third-party fleets as well as storage services through warehousing facilities at port terminals and rail junctions for the transportation of chemical products. Transportation services include integrated multi-modal transportation as well as receiving and dispatching customers’ goods. The company also offers ship loading and unloading services, pipeline operations, logistics programming and installation engineering.

Ultracargo’s average storage utilization in its liquid and gas storage facilities increased by 2%, comparing second quarters of this year, due to expansion of capacity at the Aratú terminal by 20,000 cubic meters in June 2003. Storage of solids increased by 51% in relation to the 2Q03, as a consequence of new clients won. The number of kilometers traveled remained at a similar level to that seen in the 2Q03, as the winning of new clients was offset by the closure of some of the company's longer routes, due to clients’ investment in new plants, an occurrence that had already been foreseen.

Economic Financial Performance

Net Revenue – Ultrapar’s net consolidated revenue amounted to R$ 1.2 billion in the 2Q04, an increase of 28% compared to the 2Q03. In the first half of 2004, Ultrapar’s revenue totaled R$ 2.2 billion, increase of 20% in relation to the first half of 2003.

Ultragaz – The net revenue of Ultragaz amounted to R$ 766.8 million in the 2Q04, an increase of 24% in relation to the 2Q03. This revenue expansion is mainly the result of a 28% increase in sales volume, partially offset by reduction in the ex-refinery price charged by Petrobras to LPG distributors.

Oxiteno – Net revenue in the 2Q04 amounted to R$ 390.3 million, 38% higher than the net revenue reported in 2Q03. This revenue increase was a consequence of: (i) the increased sales volume; (ii) an improvement in sales mix, due mainly to the increase in sales directed to the domestic market; (iii) the acquisition of CANAMEX, which added R$ 15.4 million to net revenue in quarter; and (iv) a recovery in petrochemical commodity prices in international market, combined with a more favorable dollar exchange-rate scenario.

Ultracargo – Net revenue in the 2Q04 amounted to R$ 47.5 million, up 10% on the 2Q03. This increase derived mainly from a greater proportion of shorter routes in the total transport mix.

Cost of goods sold – Ultrapar’s consolidated cost of goods sold amounted to R$ 906.6 million in the 2Q04, up 22% in relation to the 2Q03. Comparing the first half in both years, the cost of goods sold showed an increase of 17%.

2nd Quarter 2004

Ultragaz –The cost of goods sold in the 2Q04 increased by 25% in relation to the 2Q03. This increase was a function of the 28% increase in sales volume compared to the 2Q03 figure, and was partially offset by a reduction in the cost of LPG between the two quarters and by gains in scale related to the purchase of Shell Gás.

Oxiteno – The cost of goods sold in the 2Q04 increased by 16% in relation to the 2Q03, as a function of the 11% increase in volume sold, as well as adding in the cost of CANAMEX, and a 5% rise in unit cost, largely due to the increased cost of ethylene as a reflex of higher oil prices.

Ultracargo –The cost of services provided increased by 5% in the 2Q04, compared with the same quarter a year earlier, mainly reflecting the increase in personnel costs, due to (i) annual collective wage agreements; and (ii) expansion in the size of the workforce, to meet the demands of new clients and new operations.

Sales, General and Administrative Expenses – Consolidated sales, general and administrative expenses for Ultrapar amounted to R$ 137.7 million in the 2Q04, 32% higher than the R$ 104.0 million reported for the same period in 2003. In the first half of 2004, Ultrapar reported SG&A expenses of R$ 262.4 million, an increase of 26% on the figure for the same period in 2003.

Ultragaz – Sales, general and administrative expenses for Ultragaz amounted to R$ 74.1 million in the second quarter, R$ 17.2 million higher than the level of expenses reported in the second quarter 2003. This increase was mainly due to an R$ 8.3 million rise in depreciation expenses, an increase of R$ 6.5 million in sales expenses, due to the incorporation of Shell Gás’ sales structure, and annual collective wage agreements.

Oxiteno – Sales, general and administrative expenses for Oxiteno amounted to R$ 52.6 million, an increase of R$ 13.5 million in relation to the second quarter of 2003. Sales expenses increased by R$ 3.2 million, as a function of higher sales. Administrative expenses rose by R$ 9.5 million, on a Y-o-Y comparison for the quarter, due to (i) higher personnel expenses, as a result of annual collective wage agreements in 2003 and an increase in the provision for employee profit-sharing, in line with the company's improved performance; and (ii) the incorporation of CANAMEX expenses, of R$ 2.4 million.

Ultracargo – Sales, general and administrative expenses at Ultracargo amounted to R$ 12.6 million, an increase of R$ 3.4 million in relation to the second quarter 2003, reflecting the rise in administrative expenses brought on by the need to hire new employees, as a result of winning new clients, and annual collective wage agreements introduced in the second half of 2003.

EBITDA – Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) in the second quarter of 2004 amounted to R$ 194.3 million, an increase of 64% compared to the 2Q03. EBITDA growth was accompanied by a widening in EBITDA margin, from 13% in the 2Q03 to 16% in the 2Q04. In the first half of 2004, Ultrapar’s EBITDA amounted to R$ 331.2 million, R$ 90.3 million higher than in the first half of 2003.

Ultragaz – Ultragaz reported EBITDA of R$ 74.8 million, 21% higher than the EBITDA posted in the 2Q03. Behind this increase were (i) the acquisition of Shell Gás; (ii) the 4% growth in Brazil's LPG market; and (iii) efforts made to cut costs and expenses. When compared to the 1Q04, Ultragaz’ EBITDA showed an increase of 30%, due to higher sales volume and the optimization of the company's operations.

Oxiteno – EBITDA at Oxiteno amounted to R$ 107.9 million, representing a 137% increase in relation to the 2Q03. The EBITDA margin widened by 12 percentage points, to 28% in the 2Q04, compared to the 16% reported in the 2Q03. This performance reflected (i) increased sales volume in the domestic market, as a result of winning new clients and expansion in the Brazilian economy; (ii) an improvement in petrochemical commodity prices; and (iii) an exchange rate scenario more favorable to exporting companies. In relation to the 1Q04, EBITDA for Oxiteno showed an increase of 58%, due to: (i) a 12% increase in sales volume, while at the same time maintaining a favorable sales mix and; (ii) the behavior of petrochemical commodity prices.

2nd Quarter 2004

Ultracargo – Ultracargo reported EBITDA of R$ 10.0 million, practically in line with the EBITDA posted in the 2Q03. Contributing to this result was an improvement in gross margin, offset by a rise in personnel costs due to the new operations and annual collective wage agreements.

Financial Income (Expense) Net – Ultrapar reported net financial expenses of R$ 7.9 million in the second quarter 2004, compared to R$ 19.0 in the second quarter 2003. This reduction in financial expenses reflected the lower prevailing interest rates and a more stable exchange-rate scenario, despite an increase in the company's net debt. The company ended the 2Q04 with net debt of R$ 66.3 million, whereas in the 2Q03, net debt was close to zero.

Net earnings – Consolidated net earnings for the second quarter 2004 amounted to R$ 112.1 million, an increase of 117% in relation to 2003. This growth was the result of improved operational profitability, arising from the acquisitions made in 2003, the winning of new clients, the improvement in petrochemical commodity prices and the growth seen in the Brazilian economy. Comparing the first halves of both years, net earnings were up 57%, to R$ 175.2 million in the 1H04.

Investments – Capital expenditures (CAPEX) amounted to R$ 70.8 million in the 2Q04, distributed as follows:

  At Ultragaz, investment was mainly concentrated in the expansion of the bulk segment (UltraSystem), in the number of gas cylinders and in the introduction of the ERP system;

  For Oxiteno, capital expenditure was focused on expanding the production capacity for specialty chemicals, as well as modernizing the company’s industrial plants;

  At Ultracargo, investment was concentrated on the construction of the inter-modal terminal at Santos and expanding the company's vehicle fleet.

2nd Quarter 2004

Consolidated capital expenditures and acquisitions, net of disposals R$ million
CAPEX 2Q04	R$ mm	% of Total
Ultragaz	24.3	34%
Oxiteno	24.9	35%
Ultracargo	21.4	30%
Ultrapar	70.8	100%

Ultrapar in the capital markets

Share buyback – In the second quarter of 2004, Ultrapar bought back a total of 188.6 million shares.

Share Performance – The shares of Ultrapar underwent a depreciation of 5% in the second quarter of this year, in line with the overall performance of the Bovespa and the IBX indexes.

Outlook

In 2004, Ultrapar should continue to show consistent growth in its businesses. Ultragaz will continue to consolidate the benefits of integration with the recently acquired Shell Gás and the enlarged scale of distribution, positioning itself more efficiently in an increasingly competitive market. Oxiteno, whose growth has been founded on the development of new products and the quest for new clients and markets, should also benefit from a higher added-value sales mix, as well as reaping the benefits of the increase in petrochemical commodity prices. Ultracargo will continue to take advantage of growth opportunities arising from the expansion of international sales of petrochemicals, vegetable oils and alcohol. Growth in the Brazilian economy may also contribute to the performance of Ultrapar’s businesses.

2nd Quarter 2004

Forthcoming Events

Reporting of Quarterly Results:

Ultrapar is pleased to invite you to a meeting with analysts, investors and capital market professionals on August 10, at 8:30 am (São Paulo time).

Location
Hotel Intercontinental – Sala Giorgi
Alameda Santos 1123 - Cerqueira Cesar - São Paulo/SP

Due to the limited number of places, please confirm your attendance by e-mail to tatyana.wildeisen@mz-ir.com or by calling (55 11) 5509-3777

Ultrapar will be holding a conference call in English, on August 10, at 11:00 am (US Eastern time)

Participants calling from abroad: 1 (973) 935-8513
Participants within Brazil (Toll Free): 0800-891-3951
Password: 5024531 or Ultrapar

These two events will be transmitted live on the Internet site www.ultra.com.br and replays will subsequently be accessible. We would ask you to please call 15 minutes before the conference call is due to start.

2nd Quarter 2004

Operational and Market Information

Financial focus	2Q04	2Q03	1Q04	1H04	1H03

Ultrapar EBITDA margin	16%	13%	13%	15%	13%

Ultrapar net margin	9%	6%	6%	8%	6%

Productivity	2Q04	2Q03	1Q04	1H04	1H03

EBITDA R$/ton Ultragaz (million)	189	199	154	172	163

EBITDA R$/ton Oxiteno (million)	878	412	624	758	526

Focus on Human Resources	2Q04	2Q03	1Q04	1H04	1H03

Number of employees at Ultrapar	6,559	5,917	6,494	6,559	5,917

Number of employees at Ultragaz	4,323	4,026	4,333	4,323	4,026

Number of employees at Oxiteno	1,103	923	1,095	1,103	923

Number of employees at Ultracargo	907	784	850	907	784

Focus on Capital Markets	2Q04	2Q03	1Q04	1H04	1H03

Number of Shares (m)	69,691	69,691	69,691	69,691	69,691

Market Capitalization – R$ million	2,298	1,847	2,418	2,298	1,847

Bovespa
Average daily volume (‘000 shares)	54,070	45,073	48,036	51,053	32,335

Average daily volume (R$ ‘000)	1,713	1,077	1,738	1,726	770

Average share price (R$ / ‘000 shares)	31.7	23.9	36.2	33.8	23.8

NYSE
Number of ADRs1 (‘000 ADRs)	7,055	4,272	4,507	7,055	4,272

Average daily volume (ADRs)	14,528	16,248	17,770	16,149	13,571

Average daily volume (US$ ‘000)	149,504	130,673	221,797	184,650	102,843

Average share price (US$ / ADR)	10.15	8.04	12.48	11.43	7.58

Total[2]
Average daily volume ( ‘000 shares)	69,598	61,321	65,806	67,202	45,354

Average daily volume (R$ ‘000)	2,162	1,471	2,378	2,270	1,084

[1] 1 ADR = 1,000 preferred shares [2] Total = BOVESPA + NYSE

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian reais, except for the amounts on page 18, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

For additional information please contact: Investor Relations Management - Ultrapar Participações S.A. (55 11) 3177-6695 invest@ultra.com.br www.ultra.com.br

2nd Quarter 2004

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2004	2003	2004

ASSETS
Cash and cash equivalents	573.2	676.3	465.0
Trade accounts receivable	347.3	289.2	342.7
Inventories	187.8	140.9	164.6
Other	140.5	162.8	173.8

Total Current Assets	1,248.8	1,269.2	1,146.1

Investments	33.4	33.4	33.3
Property, plant and equipment	1,000.2	807.7	977.2
Deferred charges	96.9	85.8	99.3
Other long term assets	100.3	56.5	91.0

Total Long Term Assets	1,230.8	983.4	1,200.8

TOTAL ASSETS	2,479.6	2,252.6	2,346.9

LIABILITIES
Loans and financing	385.9	201.1	156.7
Suppliers	82.8	88.7	107.2
Payroll and related charges	69.2	52.9	57.2
Taxes	27.4	12.0	31.6
Other accounts payable	18.4	22.9	18.2

Total Current Liabilities	583.7	377.6	370.9

Loans and financing	253.6	470.3	443.4
Income and social contribution taxes	29.5	30.2	28.8
Other long term liabilities	53.3	40.9	52.0

Total Long Term Liabilities	336.4	541.4	524.2

TOTAL LIABILITIES	920.1	919.0	895.1

STOCKHOLDERS' EQUITY
Capital	664.0	664.0	664.0
Revalution reserves	17.1	25.2	17.4
Profit reserves	668.7	499.6	674.3
Retained earnings	175.9	112.3	63.5

Total Stockholders' Equity	1,525.7	1,301.1	1,419.2

Minority Interests	33.8	32.5	32.6

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,559.5	1,333.6	1,451.8

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,479.6	2,252.6	2,346.9

Cash	573.2	676.3	465.0
Debt	639.5	671.4	600.1

Net cash (debt)	(66.3)	4.9	(135.1)

2nd Quarter 2004

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted In Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2004	2003	2004	2004	2003

Net sales and services	1,194.1	932.7	1,050.6	2,244.7	1,866.9

Cost of sales and services	(906.6)	(744.8)	(833.8)	(1,740.4)	(1,486.5)

Gross profit	287.5	187.9	216.8	504.3	380.4

Operating expenses
Selling	(47.9)	(38.2)	(41.8)	(89.7)	(75.0)
General and administrative	(58.5)	(43.5)	(51.2)	(109.7)	(88.6)
Depreciation and amortization	(31.3)	(22.3)	(31.7)	(63.0)	(44.0)

Other operating income (expenses)	1.7	1.2	1.4	3.1	1.9

Income before equity and financial
results	151.5	85.1	93.5	245.0	174.7

Financial results	(7.9)	(19.0)	(13.0)	(20.9)	(31.3)
Financial income	17.1	(70.4)	13.7	30.8	(67.9)
Financial expenses	(17.4)	59.1	(19.6)	(37.0)	53.0
Taxes on financial activities	(7.6)	(7.7)	(7.1)	(14.7)	(16.4)
Equity in earnings (losses) of affiliates
Affiliates	-	-	0.1	0.1	(0.4)
Benefit of tax holidays	22.6	11.2	13.4	36.0	24.1

Nonoperating income (expense)	(6.0)	(0.2)	(2.8)	(8.8)	(1.1)

Income before taxes and profit sharing	160.2	77.1	91.2	251.4	166.0

Provision for income and social contribution tax	(46.6)	(23.7)	(27.7)	(74.3)	(52.6)

Income before minority interest	113.6	53.4	63.5	177.1	113.4

Minority interest	(1.5)	(1.8)	(0.4)	(1.9)	(1.8)

Net Income	112.1	51.6	63.1	175.2	111.6

EBITDA	194.3	118.8	136.9	331.2	240.9
Depreciation and amortization	42.7	33.8	43.5	86.2	66.2
Investments	76.1	53.8	52.9	129.0	101.0

RATIOS

Earnings / 1000 shares	1.61	0.74	0.91	2.51	1.60

Net debt / Stockholders' equity	0.04	Na	0.09	-	-
Net debt / LTM EBITDA	0.09	Na	0.25	-	-
Net interest expense / EBITDA	0.04	0.16	0.09	0.06	0.13

Operating margin	13%	9%	9%	11%	9%
EBITDA margin	16%	13%	13%	15%	13%

2nd Quarter 2004

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	JUN

	2003	2002

Cash Flows from operating activities	232.9	28.1
Net income	175.2	111.6
Minority interest	1.9	1.8
Depreciation and amortization	86.2	66.2
Working capital	(79.4)	(72.5)
Financial expenses (A)	40.5	(71.8)
Other (B)	8.5	(7.2)

Cash Flows from investing activities	(142.2)	(103.1)
Additions to property, plant, equipment and deferred charges (C)	(123.0)	(98.4)
Acquisition of minority interests (including treasury shares)	(6.0)	(2.6)
Other	(13.2)	(2.1)

Cash Flows from financing activities	(71.6)	113.4
Short term debt, net	(34.2)	44.3
Issuances	210.9	190.7
Debt payments	(208.5)	(71.7)
Related companies	(0.1)	(0.4)
Dividends paid (D)	(39.7)	(47.2)
Other	-	(2.3)

Net increase (decrease) in cash and cash equivalents	19.1	38.4

Cash and cash equivalents at the beginning of the period	554.1	637.9

Cash and cash equivalents at the end of the period	573.2	676.3

Supplemental disclosure of cash flow information
Cash paid for interest (E)	13.2	26.4
Cash paid for taxes on income (E)	18.1	14.3

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly of accrued and deferred taxes and, cost of permanent asset sold.
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included in cash flow from operating activities.

2nd Quarter 2004

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2004	2003	2004

OPERATING ASSETS
Trade accounts receivable	173.4	157.3	172.4
Inventories	25.2	23.1	28.8
Other	54.8	70.4	58.9
Property, plant & equipment	468.7	379.7	477.6
Deferred charges	64.8	76.3	65.5

TOTAL OPERATING ASSETS	786.9	706.8	803.2

OPERATING LIABILITIES
Suppliers	28.7	41.2	41.3
Payroll and related charges	33.9	27.0	29.2
Taxes	5.9	1.3	2.2
Other accounts payable	3.6	3.2	3.7

TOTAL OPERATING LIABILITIES	72.1	72.7	76.4

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2004	2003	2004	2004	2003

Net sales	766.8	616.7	705.2	1,472.0	1,185.6

Cost of sales and services	(647.9)	(520.0)	(607.4)	(1,255.3)	(1,019.0)

Gross profit	118.9	96.7	97.8	216.7	166.6

Operating expenses
Selling	(26.1)	(19.6)	(24.2)	(50.3)	(37.0)
General and administrative	(18.8)	(16.4)	(16.3)	(35.1)	(33.2)
Depreciation and amortization	(29.2)	(20.9)	(29.5)	(58.7)	(41.2)

Other operating results	0.8	0.9	0.1	0.9	1.2

EBIT	45.6	40.7	27.9	73.5	56.4

EBITDA	74.8	61.6	57.4	132.2	97.6
Depreciation and amortization	29.2	20.9	29.5	58.7	41.2

RATIOS

Operating margin	6%	7%	4%	5%	5%
EBITDA margin	10%	10%	8%	9%	8%

2nd Quarter 2004

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2004	2003	2004

OPERATING ASSETS
Trade accounts receivable	158.1	116.3	152.8
Inventories	160.2	116.1	133.6
Other	29.0	37.2	46.3
Property, plant & equipment	382.8	323.3	367.4
Deferred charges	4.6	10.0	4.8

TOTAL OPERATING ASSETS	734.7	602.9	704.9

OPERATING LIABILITIES
Suppliers	47.0	43.6	57.5
Payroll and related charges	27.5	20.1	20.6
Taxes	7.5	4.8	17.6
Other accounts payable	14.7	18.0	13.5

TOTAL OPERATING LIABILITIES	96.7	86.5	109.2

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2004	2003	2004	2004	2003

Net sales	390.3	282.2	310.6	700.9	615.5

Cost of goods sold
Variable	(212.4)	(179.7)	(180.4)	(392.8)	(376.9)
Fixed	(20.0)	(18.8)	(20.2)	(40.2)	(40.0)
Depreciation and amortization	(7.4)	(7.7)	(8.0)	(15.4)	(15.3)

Gross profit	150.5	76.0	102.0	252.5	183.3

Operating expenses
Selling	(21.8)	(18.6)	(17.5)	(39.3)	(38.0)
General and administrative	(29.0)	(19.5)	(25.4)	(54.4)	(40.9)
Depreciation and amortization	(1.8)	(1.0)	(1.7)	(3.5)	(1.9)

Other operating results	0.7	(0.1)	1.1	1.8	0.4

EBIT	98.6	36.8	58.5	157.1	102.9

EBITDA	107.9	45.5	68.2	176.1	120.1

Depreciation and amortization	9.2	8.7	9.7	18.9	17.2

RATIOS

Operating margin	25%	13%	19%	22%	17%
EBITDA margin	28%	16%	22%	25%	20%

2nd Quarter 2004

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2004	2003	2004

OPERATING ASSETS
Trade accounts receivable	16.9	16.9	18.0
Inventories	2.3	1.7	2.2
Other	3.0	2.1	4.9
Property, plant & equipment	138.1	91.2	121.5
Deferred charges	3.6	1.6	3.1

TOTAL OPERATING ASSETS	163.9	113.5	149.7

OPERATING LIABILITIES
Suppliers	8.0	5.2	8.4
Payroll and related charges	7.5	5.5	7.2
Taxes	4.5	3.1	5.3
Other accounts payable	1.8	-	1.9

TOTAL OPERATING LIABILITIES	21.8	13.8	22.8

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2004	2003	2004	2004	2003

Net sales	47.5	43.1	44.8	92.3	84.6

Cost of sales and services	(29.4)	(28.0)	(27.9)	(57.3)	(54.2)

Gross profit	18.1	15.1	16.9	35.0	30.4

Operating expenses
Selling	-	-	(0.1)	(0.1)	-
General and administrative	(12.5)	(9.0)	(11.0)	(23.5)	(17.5)
Depreciation and amortization	(0.1)	(0.2)	(0.2)	(0.3)	(0.4)

Other operating results	0.5	0.2	0.3	0.8	0.3

EBIT	6.0	6.1	5.9	11.9	12.8

EBITDA	10.0	10.1	9.9	19.9	20.1
Depreciation and amortization	4.1	4.0	4.0	8.1	7.3

RATIOS

Operating margin	13%	14%	13%	13%	15%
EBTIDA margin	21%	23%	22%	22%	24%

2nd Quarter 2004

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

(US$ millions)	2004	2003	2004	2004	2003

Net sales
Ultrapar	388.3	312.4	362.8	751.9	576.4
Ultragaz	249.3	206.5	243.5	493.0	366.0
Oxiteno	126.9	94.5	107.3	234.8	190.0
Ultracargo	15.4	14.4	15.5	30.9	26.1

EBIT
Ultrapar	49.3	28.5	32.3	82.1	53.9
Ultragaz	14.8	13.6	9.6	24.6	17.4
Oxiteno	32.1	12.4	20.2	52.6	31.8
Ultracargo	2.0	2.1	2.0	4.0	4.0

Operating margin
Ultrapar	13%	9%	9%	11%	9%
Ultragaz	6%	7%	4%	5%	5%
Oxiteno	25%	13%	19%	22%	17%
Ultracargo	13%	15%	13%	13%	15%

EBITDA
Ultrapar	63.2	39.8	47.3	110.9	74.4
Ultragaz	24.4	20.6	19.8	44.3	30.1
Oxiteno	35.1	15.3	23.6	59.0	37.1
Ultracargo	3.3	3.4	3.4	6.7	6.2

EBITDA margin
Ultrapar	16%	13%	13%	15%	13%
Ultragaz	10%	10%	8%	9%	8%
Oxiteno	28%	16%	22%	25%	20%
Ultracargo	21%	23%	22%	22%	24%

Net income
Ultrapar	36.5	17.3	21.8	58.7	34.5

Net income/ 1,000 shares (US$)	0.52	0.25	0.31	0.84	0.49

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

Loans	Balance in June/2004

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Index Currency(*)	Interest Rate %		Maturity and Amortization Schedule
								Minimum	Maximum
Foreign Currency

Eurobond	186.6	-	-	-	-	186.6	US$	3.5	3.5	Semiannually to 2005
Working capital loan	-	10.0	-	-	-	10.0	MX$	8.4	8.4	Annually to 2004

Export prepayment, net of linked operations	-	214.9	-	-	-	214.9	US$	4.2	6.9	Monthly, Semiannually and Anually to 2008
National Bank for Economic and Social Development - BNDES	21.3	4.6	1.3	-	-	27.2	UMBNDES	8.5	12.2	Monthly to 2009
Advances on Foreign Exchange Contracts	-	3.4	-	-	-	3.4	US$	1.3	2.2	Maximum of 56 days

Subtotal	207.9	232.9	1.3	-	-	442.1
Local Currency
National Bank for Economic	104.6	31.2	6.3	-	-	142.1	TJLP	3.0	3.9	Monthly to 2009
and Social Development - BNDES	-	16.9	-	-	-	16.9	IGP-M	6.5	6.5	Semiannually to 2008
Agency for Financing Machinery and Equipment (FINAME)	3.0	2.5	21.5	-	-	27.0	TJLP	1.8	4.0	Monthly to 2009
Onlendings	-	11.4	-	-	-	11.4	TJLP	(2.0)	(2.0)	Monthly to 2009
Subtotal	107.6	62.0	27.8	-	-	197.4
Total	315.5	294.9	29.1	-	-	639.5
Composition per Annum
Up to 1 Year	231.0	145.5	9.4	-	-	385.9
From 1 to 2 Years	36.3	87.9	8.3	-	-	132.5
From 2 to 3 Years	28.6	32.5	7.4	-	-	68.5
From 3 to 4 Years	11.4	20.2	3.6	-	-	35.2
From 4 to 5 Years	8.1	8.1	0.4	-	-	16.6
From 5 to 6 Years	0.1	0.7	-	-	-	0.8
Total	315.5	294.9	29.1	-	-	639.5

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies

	Balance in June/2004

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated
Cash and marketable securities	127.5	323.1	97.8	19.7	5.1	573.2

ITEM II

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2004 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of Ultrapar Participações S.A.
São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Ultrapar Participações S.A. and subsidiaries as of and for the quarter and six-month period ended June 30, 2004, prepared in accordance with Brazilian accounting practices and under the responsibility of the Company’s management, consisting of the balance sheets (Company and consolidated), the related statements of income and the performance report.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	We had previously reviewed the Company and consolidated balance sheets as of March 31, 2004 and the Company and consolidated statements of income for the six-month period ended June 30, 2003, presented for comparative purposes, and issued unqualified special review reports thereon, dated April 30, 2004 and July 25, 2003, respectively.

São Paulo, July 30, 2004

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated			Company		Consolidated

ASSETS	06/30/04	03/31/04	06/30/04	03/31/04	LIABILITIES AND STOCKHOLDERS' EQUITY	06/30/04	03/31/04	06/30/04	03/31/04

CURRENT ASSETS					CURRENT LIABILITIES
Cash and banks	525	497	49,643	57,645	Financing	--	--	385,897	156,713
Temporary cash investments	19,170	27,252	523,526	407,396	Suppliers	193	342	82,757	107,216
Trade accounts receivable	--	--	347,277	342,747	Payroll and related charges	249	196	69,169	57,215
Inventories	--	--	187,759	164,649	Taxes	16	18	17,897	25,147
Recoverable taxes	13,272	13,222	104,440	130,337	Dividends payable	31	31	1,980	2,712
Dividends receivable	--	--	--	--	Income and social contribution taxes	--	--	9,538	6,454
Other	3,628	3,628	28,956	35,341	Other	--	--	16,461	15,473
Prepaid expenses	--	--	7,089	7,898
						489	587	583,699	370,930
	36,595	44,599	1,248,690	1,146,013
					LONG-TERM LIABILITIES
					Financing	--	--	253,638	443,366
LONG-TERM ASSETS					Related companies	421,199	421,350	9,052	8,994
Related companies	51,545	51,545	2,483	2,478	Deferred income and social contribution taxes	--	--	29,493	28,765
Other related parties	31	61	--	--	Other taxes	7,481	7,299	41,553	40,715
Deferred income and social contribution taxes	2,576	2,576	65,473	68,030	Other	--	--	2,625	2,297
Escrow deposits	--	--	11,188	10,025
Other	--	--	14,001	10,525		428,680	428,649	336,361	524,137
Recoverable taxes	--	--	7,253	--

	54,152	54,182	100,398	91,058	MINORITY INTEREST	--	--	33,778	32,584

					STOCKHOLDERS' EQUITY
PERMANENT ASSETS					Capital	663,952	663,952	663,952	663,952
Investments:					Capital reserve	1,152	1,152	67	38
Subsidiary and affiliated companies	1,867,234	1,752,809	6,057	5,855	Revaluation reserve	17,078	17,433	17,078	17,433
Other	352	351	27,302	27,463	Profit reserves	677,495	677,495	677,495	677,495
Property, plant and equipment	2	--	1,000,227	977,162	Treasury shares	(6,431)	(820)	(8,761)	(3,213)
Deferred charges	--	--	96,915	99,298	Retained earnings	175,920	63,493	175,920	63,493

	1,867,588	1,753,160	1,130,501	1,109,778		1,529,166	1,422,705	1,525,751	1,419,198

					TOTAL MINORITY INTEREST AND
					STOCKHOLDERS' EQUITY	--	--	1,559,529	1,451,782
TOTAL	1,958,335	1,851,941	2,479,589	2,346,849	TOTAL	1,958,335	1,851,941	2,479,589	2,346,849

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	06/30/04	06/30/03	06/30/04	06/30/03

GROSS SALES AND SERVICES	-	-	1,310,846	1,124,945
Deductions	-	-	(116,679)	(192,219)

NET SALES AND SERVICES	-	-	1,194,167	932,726
Cost of sales and services	-	-	(906,573)	(744,832)

GROSS PROFIT	-	-	287,594	187,894

OPERATING (EXPENSES) INCOME	(62)	88	(135,956)	(102,861)

Selling	-	-	(47,920)	(38,124)
General and administrative	(829)	(845)	(58,520)	(43,490)
Depreciation	-	-	(31,300)	(22,369)
Other operating income, net	767	933	1,784	1,122

OPERATING INCOME BEFORE FINANCIAL ITEMS	(62)	88	151,638	85,033

Financial results	(1,861)	4,084	(7,926)	(19,009)
Financial income	(227)	3,509	17,090	(70,443)
Financial expense	(1,634)	575	(25,016)	51,434

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	114,438	48,860	22,510	11,227

INCOME FROM OPERATIONS	112,515	53,032	166,222	77,251

Nonoperating (expenses) income, net	2	-	(5,997)	(162)

INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	112,517	53,032	160,225	77,089
Provision for income and social contribution taxes	(433)	(1,578)	(43,362)	(28,693)
Deferred income tax	-	158	(3,285)	4,943

	(433)	(1,420)	(46,647)	(23,750)

Employee profit sharing	-	-	-	-

INCOME BEFORE MINORITY INTEREST	112,084	51,612	113,578	53,339

Minority interest	-	-	(1,494)	(1,727)

NET INCOME	112,084	51,612	112,084	51,612

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	69,474,653	69,607,469	69,474,653	69,671,070

EARNINGS PER SHARE - R$	0.00161	0.00074	0.00161	0.00074

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	06/30/04	06/30/03	06/30/04	06/30/03

GROSS SALES AND SERVICES	-	-	2,456,522	2,278,107
Deductions	-	-	(211,800)	(411,199)

NET SALES AND SERVICES	-	-	2,244,722	1,866,908
Cost of sales and services	-	-	(1,740,387)	(1,486,533)

GROSS PROFIT	-	-	504,335	380,375

OPERATING (EXPENSES) INCOME	(189)	(57)	(259,266)	(205,717)

Selling	-	-	(89,739)	(74,958)
General and administrative	(1,649)	(1,502)	(109,692)	(88,610)
Depreciation	-	-	(62,991)	(44,022)
Other operating income, net	1,460	1,445	3,156	1,873

OPERATING INCOME BEFORE FINANCIAL ITEMS	(189)	(57)	245,069	174,658

Financial results	(202)	7,680	(20,901)	(31,346)
Financial income	1,889	7,817	30,798	(67,923)
Financial expense	(2,091)	(137)	(51,699)	36,577

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	176,770	106,530	36,058	23,740

INCOME FROM OPERATIONS	176,379	114,153	260,226	167,052

Nonoperating (expenses) income, net	2	(3)	(8,794)	(1,064)

INCOME BEFORE TAXES ON INCOME AND	176,381	114,150	251,432	165,988
PROFIT SHARING
Provision for income and social contribution taxes	(1,147)	(2,802)	(77,638)	(62,277)
Deferred income tax	-	225	3,309	9,630

	(1,147)	(2,577)	(74,329)	(52,647)

Employee profit sharing	-	-	-	-

INCOME BEFORE MINORITY INTEREST	175,234	111,573	177,103	113,341

Minority interest	-	-	(1,869)	(1,768)

NET INCOME	175,234	111,573	175,234	111,573

NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	69,474,653	69,607,469	69,474,653	69,607,469

EARNINGS PER SHARE - R$	0.00252	0.00160	0.00252	0.00160

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30 AND MARCH 31, 2004 INCLUDING UNAUDITED INFORMATION
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.  OPERATIONS

The Company invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno), and logistics services for chemicals and fuels (Ultracargo).

2.  PRESENTATION OF INTERIM FINANCIAL STATEMENTS

As established by Brazilian Securities Commission (CVM) Instruction No. 248, of March 29, 1996, and CVM Guidance Opinion No. 29, of April 11, 1996, the interim financial statements are being presented in accordance with Brazilian corporate law.

3.  ACCOUNTING PRACTICES AND CONSOLIDATION PRINCIPLES

In the preparation of the interim financial statements, the Company has applied the same accounting practices adopted in the preparation of the financial statements as of December 31, 2003, which are in accordance with the standards established by the CVM and accounting practices adopted in Brazil.

Consolidation Principles

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by Brazilian corporate law and by the CVM, and include the following direct and indirect subsidiaries:

	Ownership interest - %

	Control

	Direct	Indirect

Ultragaz Participações Ltda.	100	-
Companhia Ultragaz S.A.	-	87
SPGás Distribuidora de Gás Ltda.	-	87
Bahiana Distribuidora de Gás Ltda.	-	100
Utingás Armazenadora S.A.	-	56
LPG International Inc.	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-
Melamina Ultra S.A. Indústria Química	-	100
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99
Oxiteno S.A. - Indústria e Comércio	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99
Barrington S.L.	-	100
Canamex Químicos S.A. de C.V.	-	100
Oxiteno International Co.	-	100
Oxiteno Overseas Co.	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-

Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

On August 8, 2003, the Company acquired, through the subsidiary Companhia Ultragaz S.A., the LPG distribution business of Shell in Brazil (SPGás Distribuidora de Gás Ltda.). This acquisition amounted to R$ 170,566, involving 100% of the company’s shares, without assumption of any debt. The financial statements for 2003 contain the balances and values of the acquired business since its acquisition in August 2003. The goodwill of R$ 24,427 on this acquisition is based on the expected future profitability and is being amortized over five years beginning August 2003.

On December 4, 2003, the Company acquired, through the subsidiary Barrington S.L., the chemicals business of the Berci Group in Mexico (Canamex Químicos S.A. de C.V.). This acquisition amounted to US$ 10,250, without assumption of any debt. The financial statements contain the balances and values of the acquired business since its acquisition in December 2003.

On December 31, 2003, in order to rationalize costs, the Company merged the subsidiaries Ultratecno Participações Ltda. into Ultragaz Participações Ltda., Ultracargo Participações Ltda. into Oleoquímica do Nordeste Ltda., and Oleoquímica do Nordeste Ltda. into Ultracargo - Operações Logísticas e Participações Ltda. (new name of Ultraquímica Participações Ltda.).

4.  TEMPORARY CASH INVESTMENTS

These investments, contracted with leading banks, are substantially represented by fixed-income securities and funds linked to the interbank deposit certificates (CDI) rate, as well as by currency swaps, and are stated at cost plus accrued income (on a “pro rata temporis” basis).

	Consolidated

	06/30/04	03/31/04

Fixed-income securities and funds	474,051	386,920
Foreign investments (a)	85,453	74,106
Net expenses (income) from swap operations (b)	(35,978)	(53,630)

	523,526	407,396

(a) Investments made by the indirect subsidiary Oxiteno Overseas Co., mainly in fixed-income securities and corporate investment grade securities.

(b) Accumulated gain or loss on swap positions (see Note 17).

5.  ACCOUNTS RECEIVABLE

	Consolidated

	06/30/04	03/31/04

Domestic customers	348,331	337,858
Foreign customers	69,552	63,783
(-) Advances on foreign exchange contracts	(48,331)	(38,714)
(-) Allowance for doubtful accounts	(22,275)	(20,180)

	347,277	342,747

6.  INVENTORIES

	Consolidated

	06/30/04	03/31/04

Finished products	111,504	92,494
Liquefied petroleum gas (LPG)	19,360	23,281
Raw material	42,688	36,405
Consumption materials and cylinders for resale	14,207	12,469

	187,759	164,649

7.	RECOVERABLE TAXES

Represented, substantially, by credit balances of ICMS (state VAT), IPI (federal VAT), COFINS (tax on revenue) and PIS (tax on revenue) and prepaid income and social contribution taxes, for offset against future taxes payable.

	Consolidated

	06/30/04	03/31/04

Income and social contribution taxes	60,878	63,033
ICMS	38,120	46,169
IPI	308	2,879
PIS and COFINS	1,610	11,683
Other	3,524	6,573

	104,440	130,337

8. RELATED COMPANIES

	Company				Consolidated

	Loans		Loans		Trade accounts

	Assets	Liabilities	Assets	Liabilities	Receivable	Payable

Ultracargo - Operações Logísticas e Participações Ltda	-	364,579	-	-	-	-
Oxiteno Nordeste S.A - Indústria e Comércio	-	33,000	-	-	-	-
Serma Associação dos Usuários de Equipamentos de
Processamentos de Dados e Serviços Correlatos	31	479	1,107	479	-	23
Petroquímica União S.A.	-	-	-	-	-	4,848
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	613
Agip do Brasil S.A.	-	-	-	-	80	-
Companhia Ultragaz S.A.	51,545	-	-	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	-	7,445	-	-
Imaven Imóveis e Agropecuária Ltda.	-	22,658	-	-	-	-
Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	-	2,362
Copagaz Distribuidora de Gás S.A.	-	-	-	-	26	-
Braskem S.A.	-	-	-	-	-	4,592
Supergasbras Distribuidora de Gás S.A.	-	-	-	-	67	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	1,345	-	-	-
Plenogás - Distribuidora de Gás S.A.	-	-	-	871	-	-
Other related companies	-	483	31	257	94	393

Total as of June 30, 2004	51,576	421,199	2,483	9,052	267	12,831

Total as of March 31, 2004	51,606	421,350	2,478	8,994	161	26,617

	Consolidated		Financial income (expense)
	Transactions
	Sales	Purchases

Petroquímica União S.A.	-	51,471	-
Oxicap Indústria de Gases Ltda.	-	3,740	-
Agip do Brasil S.A.	1,350	-	-
Companhia Ultragaz S.A.	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(347)
Petróleo Brasileiro S.A. - Petrobras	-	1,024,101	-
Copagaz Distribuidora de Gás S.A.	144	-	-
Braskem S.A.	41,684	232,816	-
Supergasbras Distribuidora de Gás S.A.	691	-	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	88
Other related companies	171	2,440	-

Total as of June 30, 2004	44,040	1,314,568	(259)

Total as of June 30, 2003	25,526	1,162,300	(287)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are adjusted based on the Brazilian long-term interest rate (TJLP). The other loans are not subject to financial charges. Purchase and sale transactions refer principally to purchases of raw material, other materials and storage and transportation services, carried out at usual market prices and conditions.

The loan agreement with Ultracargo - Operações Logísticas e Participações Ltda. results from the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, so as to avoid the reciprocal shareholdings resulting from the corporate restructuring conducted in October 2002.

9.    INCOME AND SOCIAL CONTRIBUTION TAXES

a)  Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and others. The tax credits are based on continuing profits from operations. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	06/30/04	03/31/04	06/30/04	03/31/04

Long-term assets
Deferred income and social contribution
taxes on:
Accruals which are tax deductible only when
expenses are incurred	2,576	2,576	52,623	49,083
Income and social contribution tax loss
carryforwards	-	-	12,850	18,947

	2,576	2,576	65,473	68,030

Long-term liabilities
Deferred income and social contribution
taxes on:
Revaluation of property, plant and equipment	-	-	1,859	1,963
Income earned abroad	-	-	27,634	26,802

	-	-	29,493	28,765

b)   Reconciliation of income and social contribution taxes in the statement of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	06/30/04	06/30/03	06/30/04	06/30/03

Income before taxes, equity in subsidiary and
affiliated companies and minority interest	(389)	7,620	215,374	142,248
Official tax rates - %	34.00	34.00	34.00	34.00

Income and social contribution taxes at official
rates	132	(2,591)	(73,227)	(48,364)

Adjustments to the effective tax rate:
Operating provisions and nondeductible
expenses/nontaxable income	-	14	1,331	(5,134)
Adjustments to estimated income	(1,279)	-	(590)	774
Other adjustments	-	-	(2,143)	(269)

Income and social contribution taxes before tax
benefits	(1,147)	(2,577)	(74,629)	(52,993)
Tax benefits:
Workers’ Meal Program (PAT)	-	-	300	246
Cultural incentive	-	-	-	100

Income and social contribution taxes in the
statement of income	(1,147)	(2,577)	(74,329)	(52,647)

Current	(1,147)	(2,802)	(77,638)	(62,277)
Deferred	-	225	3,309	9,630

c)  Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil, as follows:

Subsidiary	Units	Exemption - %	Expiration date

Oxiteno Nordeste S.A. - Indústria e Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe base (*)	25	2008
	Juazeiro base	100	2004
	Suape base	100	2007
	Ilhéus base	25	2008
	Aracaju base	25	2008
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal (*)	25	2008
	Suape Terminal (storage of acetic
	acid and butadiene byproducts)	100	2005

(*)	In December 2003, the tax exemption of these units expired and requests were filed with the Northeast Development Agency (ADENE), the agency in charge of managing this tax incentive program, requesting a 75% reduction in income tax. On April 30, 2004, the Northeast Development Agency (ADENE) issued reports approving the income tax reduction for the Mataripe and Aratu units of the subsidiaries Bahiana Distribuidora de Gás Ltda. and Terminal Químico de Aratu S.A. - Tequimar until 2013 and 2012, respectively. These reports were submitted for approval by the Federal Revenue Service, which should issue its opinion within 120 days. If such opinion is not issued after this period, the reductions are considered as approved (net income for the quarter ended June 30, 2004 does not take into consideration these income tax reductions). Should they not be approved, the income tax reduction of these units will be 25% until 2008 and 12.5% from 2009 to 2013.

Tax benefits from the income tax reduction for activities eligible for tax incentives were recorded in a specific capital reserve account in stockholders’ equity of the beneficiary subsidiaries, and recognized in the Company’s Equity in subsidiary and affiliated companies.

10. INVESTMENTS

	Investments		Equity in subsidiary and affiliated companies

	06/30/04	03/31/04	06/30/04	06/30/03

Ultragaz Participações Ltda.	257,061	238,757	25,186	9,912
Ultracargo - Operações Logísticas e Participações Ltda.	647,050	642,185	9,994	2,071
Ultracargo Participações Ltda.	-	-	-	8,959
Ultratecno Participações Ltda.	-	-	-	112
Imaven Imóveis e Agropecuária Ltda.	49,405	48,054	2,570	2,416
Oxiteno S.A. - Indústria e Comércio	913,718	823,813	139,014	83,052
Other	352	351	6	8

	1,867,586	1,753,160	176,770	106,530

The consolidated amount of equity in subsidiary and affiliated companies presented in the statement of income includes R$ 22,591 for the quarter and R$ 36,030 for the six-month period ended June 30, 2004 (2003 - R$ 11,186 for the quarter and R$ 24,075 for the six-month period) of subsidiaries’ income tax incentives arising substantially from operations in regions eligible for such incentives.

In the consolidated financial statements, the investments of the subsidiary Oxiteno S.A -Indústria e Comércio in the affiliated companies Oxicap Indústria de Gases Ltda. and Química da Bahia Indústria e Comércio S.A. are carried under the equity method based on their financial statements as of May 31, 2004.

11.  PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual depreciation rates - %	06/30/04			03/31/03
		Revalued cost	Accumulated depreciation	Net book value	Net book value

Land	-	46,673	-	46,673	46,661
Buildings	4 to 5	366,750	(129,521)	237,229	233,490
Machinery and equipment	5 to 10	971,883	(457,557)	514,326	511,346
Vehicles	20 to 30	130,123	(92,775)	37,348	38,602
Furniture and fixtures	10	16,738	(5,937)	10,801	10,129
Construction in progress	-	68,904	-	68,904	56,259
Imports in transit	-	416	-	416	276
Other	2.5 to 30	130,522	(45,992)	84,530	80,399

		1,732,009	(731,782)	1,000,227	977,162

Construction in progress refers mainly to construction of the Santos Liquid Terminal -TLS and the Montes Claros Intermodal Terminal, both owned by Tequimar, and expansion and renovations of the industrial complexes of the other subsidiaries.

Other refers to computer equipment in the amount of R$ 18,616 (as of March 31, 2004 -R$ 19,044), software in the amount of R$ 30,298 (as of March 31, 2004 - R$ 30,763), and commercial property rights, mainly those described below:

  On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won the auction and signed a contract for use of the site on which it operates the Aratu Terminal for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12,000 and will be amortized over 40 years, equivalent to annual amortization of R$ 300.

  Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease contract for the area adjacent to the Port of Santos for 20 years beginning December 2002, renewable for the same period, which allows it to build and operate a terminal for the reception storage, movement and distribution of liquid bulk cargo. The price paid by Tequimar was R$ 3,803 and will be amortized over a period of 20 years from the start of its operation, expected for November 2004.

12. DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of systems modernization projects in the amount of R$ 1,567 (as of March 31, 2004 - R$ 1,194), to be amortized over five to ten years, and for the installation of Ultrasystem equipment on customers’ premises in the amount of R$ 54,434 (as of March 31, 2004 - R$ 54,766), to be amortized over the periods of the LPG supply contracts with these customers. Deferred charges also include the goodwill from the acquisition of SPGás Distribuidora de Gás Ltda., as mentioned in Note 3.

13. FINANCING (CONSOLIDATED)

Description	06/30/04	03/31/04	Index/currency	Annual interest rate - %	Maturity and amortization
Foreign currency:
Working capital loan	9,997	6,033	Mex$	8.45	Annually until 2004
Eurobonds	186,595	175,602	US$	3.5	Semiannually until 2005
Advances on foreign exchange				From 1.30 to
contracts	3,362	3,700	US$	2.20	Maximum of 56 days
National Bank for Economic and				From 8.50 to
Social Development (BNDES)	27,230	21,580	UMBNDES (*)	12.19	Monthly until 2009
Export prepayments, net of				From 4.22 to	Monthly, semiannually and
linked operations	214,921	207,918	US$	6.85	annually until 2008

Subtotal	442,105	414,833

Local currency:
National Bank for Economic and				From 3.00 to
Social Development (BNDES)	142,113	129,404	TJLP	3.85	Monthly until 2009
National Bank for Economic and
Social Development (BNDES)	16,869	15.894	IGP-M	6.5	Semiannually until 2008
Government Agency for
Machinery and Equipment				From 1.80 to
Financing (FINAME)	27,038	28,630	TJLP	4.00	Monthly until 2009
Onlending operations	11,410	11,318	TJLP	(2.00)	Monthly until 2009

Subtotal	197,430	185,246

Total financing	639,535	600,079

Current liabilities	(385,897)	(156,713)

Long-term liabilities	253,638	443,366

(*) UMBNDES = BNDES monetary unit. This is a basket of currencies representing the composition of the BNDES debt in foreign currency; 85% of which is linked to the U.S. dollar.

The long-term portion matures as follows:

	06/30/04	03/31/04

From 1 to 2 years	132,486	329,362
From 2 to 3 years	68,532	72,288
From 3 to 4 years	35,189	31,461
More than 4 years	17,431	10,255

	253,638	443,366

In June 1997, the subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$ 60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participações S.A. and Ultragaz Participações Ltda. In June 2002, the subsidiary LPG International Inc. exercised the call option for these securities using funds from a loan in the same amount, maturing in August 2004. However, in January 2004, the subsidiary LPG International Inc. issued Eurobonds in the total amount of US$ 60 million, maturing in June 2005 and with an annual interest rate of 3.5%. The funds from the issuance were used to settle the loan.

The Eurobonds are guaranteed by the Company and its subsidiary Ultragaz Participações Ltda., which are subject to covenants that provide for restrictions on, among other things, its ability to incur indebtedness, pay dividends and other distributions, and conduct merger and acquisition transactions. None of these covenants have restricted our ability to conduct our business.

A part of financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	06/30/04	03/31/04

Amount of borrowings secured by:
Property, plant and equipment	32,434	34,196
Shares of affiliated companies	16,407	15,894
Minority stockholders’ guarantees	16,407	15,894

	65,248	65,984

Other loans are guaranteed by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 710,525 (as of March 31, 2004 - R$ 573,266).

The subsidiaries issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). Should any subsidiary be requested to make any payment related to these guarantees, the subsidiary may recover the amount paid directly from its customers through trade collection. Maximum future payments related to these guarantees amount to R$ 20,973 (as of March 31, 2004 -R$ 19,102), with maturities from 30 to 210 days. As of June 30, 2004, the Company has not recorded any liability related to these guarantees.

14. STOCKHOLDERS’ EQUITY

a) Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 69,691,269 thousand shares without par value, comprised of 51,264,622 thousand common and 18,426,647 thousand preferred shares.

As of June 30, 2004, 4,274,755 thousand preferred shares were outstanding abroad, in the form of American Depositary Receipts (ADRs).

Preferred shares, not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Until May 18, 2004, preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. On that date the Special Meeting of Preferred Stockholders and the Extraordinary Stockholders’ Meeting of Ultrapar approved to equalize the dividends of ordinary and preferred shares.

b) Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

During second quarter of 2004, 188,600 thousand preferred shares were acquired at the average cost of R$ 29.75 per thousand shares, with a minimum cost of R$ 27.50 and a maximum cost of R$ 34.55 per thousand shares.

As of June 30, 2004, the Company’s financial statements record 210,000 thousand preferred shares and 6,616 thousand common shares in treasury, which were acquired at the average cost of R$ 30.02 and R$ 19.30 per thousand shares, respectively. The consolidated financial statements record 314,000 thousand preferred shares and 6,616 thousand common shares in treasury, which were acquired at the average cost of R$ 27.96 and R$ 19.30 per thousand shares, respectively.

The market price of shares issued by the Company on June 30, 2004 on the São Paulo Stock Exchange (BOVESPA) was R$ 32.97 per thousand shares.

c) Capital reserve

The capital reserve in the amount of R$ 1,152 reflects the goodwill on disposal of shares to be held in treasury in the Company’s subsidiaries, at the price of R$ 34.87 per thousand shares. Executives of these subsidiaries were given the beneficial interest in such shares, as described in Note 20.

d) Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and affiliated companies, and is realized based upon depreciation, write-off or sale of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries and affiliated companies are recognized only upon realization of this reserve since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves in the amount of R$ 7,418 (as of March 31, 2004 - R$ 7,530).

e) Reserve for retention of profits

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and realization of revaluation reserve.

f) Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiary and affiliated companies. Realization of the reserve normally occurs upon receipt of dividends, sale and write-off of investments.

g) Reconciliation of stockholders’ equity - Company and consolidated

	06/30/04	03/31/04

Stockholders’ equity - Company	1,529,166	1,422,705
Treasury shares held by subsidiaries, net of realization	(2,330)	(2,393
Capital reserve arising from sale of treasury shares to
subsidiaries, net of realization	(1,085)	(1,114

Stockholders’ equity - consolidated	1,525,751	1,419,198

15. RECONCILIATION OF EBITDA (CONSOLIDATED)

EBITDA (earnings before interest, taxes, depreciation and amortization) is calculated by the Company, as shown in the table below:

06/30/04					06/30/03

Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Operating income	51,531	190,785	17,170	740	260,226	167,052
(-) Equity in subsidiary
and affiliated
companies	(2,977)	(34,121)	(731)	1,771	(36,058)	(23,740)
(+/-) Financial income	24,968	451	(4,581)	63	20,901	31,346
(+) Depreciation and
amortization	58,731	18,936	8,074	413	86,154	66,212

EBITDA	132,253	176,051	19,932	2,987	331,223	240,870

16. SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers, mainly in the South, Southeast and Northeast regions of Brazil. The chemicals segment produces primarily ethylene oxide, ethylene glycols, ethanolamines and glycol ethers. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast regions of the country. Reportable segments are strategic business units that provide different products and services. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain on external sales.

The principal financial information about each of the Company’s reportable segments is as follows:

	06/30/04					06/30/03

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-party transactions	1,472,017	700,965	71,697	43	2,244,722	1,866,908
Operating income before financial income
(expenses) and equity in subsidiary and
affiliated companies	73,522	157,115	11,858	2,574	245,069	174,658
EBITDA	132,253	176,051	19,932	2,987	331,223	240,870

Total assets, net of related parties	1,019,460	1,129,172	277,916	53,041	2,479,589	2,252,373

17. RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Strategic/operational risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

  Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. The subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio held R$ 3,411 (as of March 31, 2004 - R$ 3,423) and the subsidiaries of Ultragaz Participações S.A. held R$ 23,014 (as of March 31, 2004 - R$ 20,081) in allowances for potential losses on receivables.

  Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries substantially comprise transactions linked to interbank deposit (CDI) rates, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Funds obtained originate from BNDES financing and foreign currency loans, as mentioned in Note 13.

  Exchange rate - The Company’s subsidiaries use foreign currency swap (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such swaps have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. The following summary shows the assets and liabilities in foreign currency, translated into Brazilian reais at June 30, 2004:
Book value
Assets:
Investments in foreign currency and swaps	404,535
Foreign cash and cash equivalents	86,699
Receivables from foreign customers, net of advances
on export contracts	18,942

Total	570,176

Liabilities:
Foreign currency financing	442,105
Import payables	15,575

Total	457,680

Net asset position	52,496

 Given the characteristics of the financial instruments described, the management of the Company and its subsidiaries believe that market values approximate book values of these financial instruments. The exchange variation related to cash and banks, temporary cash investments and subsidiaries’ foreign cash equivalents was recorded as financial income in the consolidated statement of income for the six-month period ended June 30, 2004, in the amount of R$ 8,686 (financial expense in the amount of R$ 24,038 for the quarter ended in June 30, 2003). Other financial instruments recorded in the interim financial statements as of June 30, 2004 were determined in conformity with the accounting criteria and practices described in the respective notes.

18. FINANCIAL INCOME AND EXPENSES, NET

	04/01/2004	04/01/2003
	to	to
	06/30/2004	06/30/2003

Interest on cash and cash equivalents	15,836	30,055
Interest from customers	1,254	1,446
Interest on loans	(11,433)	(13,794)
Bank charges	(1,892)	(2,874)
Monetary and exchange variation, net	(3,944)	(26,058)
CPMF, PIS, COFINS and IOF taxes on financial transactions	(7,589)	(7,691)
Other	(158)	(93)

	(7,926)	(19,009)

19. CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a) Civil, tax and labor lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed a compliance lawsuit against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of June 30, 2004.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual lawsuits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits that have been judged to date. Further, Ultragaz also believes that its insurance coverage is sufficient to cover the aggregate amount of all claims filed.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The questioning refers to the levy of these taxes on other revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$ 32,101 (as of March 31, 2004 - R$ 31,263).

The main tax discussions of the Company and subsidiaries refer to the taxation of PIS and COFINS (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 9.a). The potential losses on these discussions are accrued in long-term liabilities under the heading other taxes and deferred income and social contribution taxes.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel consider the risks to be low or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Although there is no assurance that the Company will prevail in all cases, management does not believe that the ultimate resolution of tax, civil and labor contingencies not provided for will have a material effect on the Company’s financial position or results of operations.

Escrow deposits and provisions are summarized below:

	06/30/04		03/31/04

	Escrow deposits	Provision	Escrow deposits	Provision

Social contribution tax on net income	31	2,910	31	2,910
Labor claims	8,314	732	7,519	859
PIS and COFINS on other revenues	58	32,101	58	31,263
Other	2,785	6,542	2,417	6,542

	11,188	42,285	10,025	41,574

b) Contracts

The subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of June 30, 2004, such rates were R$ 3.67 and R$ 3.44 per ton for Aratu and Suape, respectively. The Company has met the minimum cargo movement limits since the inception of the contracts.

Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the quarters ended June 30, 2004 and 2003, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary is liable for a fine of 40% of the current ethylene price for the quantity not purchased.

		Accumulated demand for the second quarter

	Minimum purchase commitment	2004	2003

In tons	137,900	182,561	90,385

c) Insurance coverage for subsidiaries

It is the subsidiaries’ practice to maintain insurance policies in amounts considered sufficient to cover potential losses on assets, as well as for civil responsibility for involuntary, material damages and/or bodily harm caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

20. STOCK OPTION PLAN (CONSOLIDATED)

At the Extraordinary Stockholders’ Meeting held on November 26, 2003, a benefit plan was approved for the management of the Company and its subsidiaries, which provides for: (i) the initial grant of beneficial interest in shares issued by the Company and held in treasury by subsidiaries in which the beneficiary executives are registered, and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial concession, provided that the professional relationship between the beneficiary executive and the Company and subsidiaries is not interrupted. The total amount granted to executives, including tax charges, was R$ 4,960. This amount is being amortized over a period of 10 years and recorded as operating expenses of each period.

21. EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. Adoption of this plan, managed by Ultraprev - Associação de Previdência Complementar, was approved at the Board of Directors’ Meeting on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev, or (ii) a fixed monthly amount which will deplete the fund accumulated in the participant’s name during a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants who retire under this plan. As of June 30, 2004, the Company and its subsidiaries contributed R$ 1,924 (as of June 30, 2003 - R$ 1,605) to Ultraprev, which was charged to income. The total number of participating employees as of June 30, 2004 was 5,287 (as of June 30, 2003 - R$ 4,937), with no participants retired to date. Additionally, Ultraprev has 1 active participant and 34 former employees receiving benefits according to the policies of a previous plan.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
AS OF JUNE 30, 2004 AND 2003
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

Net Sales: Ultrapar’s net consolidated revenues amounted to R$ 1.2 billion in 2Q04, an increase of 28% compared to 2Q03. In the first half of 2004, Ultrapar’s revenues totaled R$ 2.2 billion, an increase of 20% compared to the first half in 2003.

Ultragaz: The growth seen in the Brazilian economy, the improvement in personal incomes within the population and the stability of LPG prices charged by Petrobras all continued to boost LPG sales in the Brazilian market which in 2Q04 repeated the growth seen in 1Q04 - up 4% in relation to the same period in 2003. Ultragaz has reported 28% growth in sales volume in relation to 2Q03, principally as a consequence of the acquisition of Shell’s LPG distribution operations in Brazil. Taking comparable bases (i.e., including the volume sold by Shell Gás in 2Q03), sales volume growth amounted to 4%, in relation to the 2Q03 and 7% in relation to the 1Q04, both in line with the market’s growth. This revenue expansion is mainly the result of the 28% increase in sales volume, partially offset by a reduction in the ex-refinery price charged by Petrobras to LPG distributors.

Oxiteno: Oxiteno’s total sales volume amounted to 122.9 thousand tons in 2Q04, an increase of 11% in relation to the same period in 2003. This expansion is the result of winning new customers in the domestic market, as well as the expansion seen in the Brazilian economy. In this quarter, 64% of Oxiteno’s sales were directed to the Brazilian market, 8 percentage points higher than the 56% reported in 2Q03. Net revenues in 2Q04 amounted to R$ 390.3 million, 38% higher than the net revenues reported in 2Q03. This net revenue increase was a consequence of (i) the growth in sales volume, (ii) an improvement in the sales mix, mainly due to the greater share of sales being directed to the domestic market, (iii) the acquisition of Canamex, which added R$ 15.4 million to net revenues in quarter, and (iv) a recovery in the price of petrochemical commodities in the international market, combined with a more favorable dollar.

Ultracargo: Net revenues in 2Q04 amounted to R$ 47.5 million, up 10% on 2Q03. This increase resulted mainly from a better mix in the transport segment, with shorter routes.

Net sales in 1Q04 totaled R$ 44.8 million, 8% higher compared with 1Q03. This increase is mainly due to the increase in storage volumes and contractual tariff adjustments.

Cost of Sales and Services: Ultrapar’s consolidated cost of goods sold amounted to R$ 906.6 million in 2Q04, up 22% in relation to 2Q03. Comparing the first half in both years, the cost of goods sold showed an increase of 17%.

Ultragaz: The cost of goods sold in 2Q04 increased by 25% in relation to 2Q03. This increase was a result of the 28% increase in sales volume compared to 2Q03, and was partially offset by a reduction in the cost of LPG between the two quarters and by gains of scale related to the purchase of Shell Gás.

Oxiteno: The cost of goods sold in 2Q04 increased by 16% in relation to 2Q03, due to the 11% increase in volume sold, as well as in the addition of the cost of Canamex and the 5% rise in unit costs, basically due to the increase in the cost of ethylene, a reflection of increases in oil prices.

Ultracargo: The cost of services provided increased by 5% in 2Q04, compared with the same quarter a year earlier, mainly reflecting the increase in personnel costs, due to: (i) a collective wage increase and (ii) expansion in the size of the workforce, as a result of new customers and new operations.

Gross Profit: Ultrapar’s 2Q04 gross profit was R$ 287.5 million, 53% higher than the R$ 187.9 million in the 2Q03. Compared with the 1H03, gross profit increased 33% in 1H04.

Selling, General and Administrative Expenses: Consolidated selling, general and administrative expenses for Ultrapar amounted to R$ 137.7 million in 2Q04, 32% higher than the R$ 104.0 million reported in the same period in 2003. In the first half of 2004, Ultrapar reported SG&A expenses of R$ 262.4 million, an increase of 26% on the same period in 2003.

Ultragaz: Selling, general and administrative expenses for Ultragaz amounted to R$ 74.1 million in the quarter, R$ 17.2 million higher than the level of expenses reported in the second quarter 2003. This increase was mainly due to a rise in depreciation expenses of R$ 8.3 million, an increase of R$ 6.5 million in selling expenses due to the incorporation of Shell Gás’ sales structure, and increases to wages.

Oxiteno: Selling, general and administrative expenses for Oxiteno amounted to R$ 52.6 million, an increase of R$ 13.5 million in relation to the second quarter in 2003. Selling expenses increased by R$ 3.2 million, as a result of higher sales. Administrative expenses rose by R$ 9.5 million on a year-over-year comparison for the quarter, due to: (i) higher personnel expenses as a result of collective wage increases in 2003 and an increase in the provision for employee profit-sharing, in line with the company's improved performance, and (ii) the incorporation of expenses from Canamex, of R$ 2.4 million.

Ultracargo: Selling, general and administrative expenses at Ultracargo amounted to R$ 12.6 million, an increase of R$ 3.4 million in relation to the second quarter 2003, a consequence of a rise in administrative expenses due to the need to hire new employees as new customers were gained, and collective wage increases introduced in the second half of 2003.

Income from Operations: Ultrapar’s income from operations increased 78% compared with 2Q03. This increase came mainly from Oxiteno, whose income from operations jumped 168%, from R$ 36.8 million in 2Q03 to R$ 98.6 million in 2Q04. Compared to first half of 2003, Ultrapar’s operating income was 40% higher, mainly due to the LPG market’s recovery, better sales mix at Oxiteno and improvements in petrochemical prices in the international market.

Financial Income (Expense), Net: Ultrapar’s financial result amounted to a financial expense of R$ 7.9 million in the second quarter 2004, compared to a financial expense of R$ 19.0 reported in the second quarter 2003. Despite the increase in the company's net debt levels, this reduction in financial expenses reflected the lower prevailing interest rates and more stable exchange rate conditions. The company ended 2Q04 with net debt of R$ 66.3 million, whereas in 2Q03, net debt was close to zero.

Equity in Subsidiary and Affiliated Companies: The Company's equity resulting subsidiary and affiliated companies consists mainly of income tax incentives at Oxiteno in Camaçari, which totaled R$ 22.6 million in the second quarter 2004 - 102% higher than that reported in 2Q03. This rise in tax incentives was compatible with the growth in Oxiteno’s operational income.

Other Nonoperating Results: In the second quarter of 2004, Ultrapar reported a nonoperating expense of R$ 6.0 million, R$ 5.8 million higher than the nonoperating expense in the second quarter of 2003. This result is basically due to the scrapping of cylinders at Ultragaz.

Income and Social Contribution Taxes: Income and social contribution tax expenses amounted to R$ 46.6 million in 2Q04, in line with the growth in taxable income.

Net Income: Consolidated net income for the second quarter 2004 amounted to R$ 112.1 million, an increase of 117% in relation to 2003. Comparing the first halves of both years, net income grew 57%, amounting to R$ 175.4 million in 1H04.

EBITDA: Consolidated operating cash generation (EBITDA) in the second quarter of 2004 amounted to R$ 194.3 million, an increase of 64% compared to 2Q03. EBITDA growth was accompanied by an increase in the EBITDA margin from 13% in 2Q03 to 16% in 2Q04. In the first half of 2004, Ultrapar’s EBITDA amounted to R$ 331.4 million, R$ 90.5 million higher than in the first half of 2003.

EBITDA

R$ million	2Q04	2Q03	Change	1H04	1H03	Change

Ultrapar	194.3	118.8	64%	331.2	240.9	37%
Ultragaz	74.8	61.6	22%	132.2	97.6	35%
Oxiteno	107.9	45.5	137%	176.1	120.1	47%
Ultracargo	10.0	10.1	(1%)	19.9	20.1	(1%)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Investments in subsidiaries and/or affiliates

		3 - Corporate		5 - % of	6 - % of
		Taxpayer		ownership	investor’s
1 - Item	2 - Company Name	Number (CNPJ)	4 - Classification	interest in investee	net equity	7 - Type of company

01	Ultracargo Oper. Log. e Part. Ltda.	34.266.973/0001-99	Closely-held subsidiary	100.00	42.31	Commercial, industrial
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	16.81	Commercial, industrial
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	3.23	Commercial, industrial
04	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	59.75	Commercial, industrial
05	Oxiteno Nordeste S.A. - Indústria e	14.109.664/0001-06	Investee of	99.15	38.16	Commercial, industrial
	Comércio		subsidiary/affiliated company
06	Terminal Químico de Aratu S.A.	14.688.220/0001-64	Investee of	99.41	6.39	Commercial, industrial
			subsidiary/affiliated company
07	Transultra Armazenamento e	60.959.889/0001-60	Investee of	100.00	4.99	Commercial, industrial
	Transportes Especiais Ltda.		subsidiary/affiliated company
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of	86.61	5.44	Commercial, industrial
			subsidiary/affiliated company
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of	100.00	13.32	Commercial, industrial
			subsidiary/affiliated company
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of	100.00	6.90	Commercial, industrial
			subsidiary/affiliated company
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of	55.99	1.41	Commercial, industrial
			subsidiary/affiliated company
12	Canamex Químicos S.A. de C.V.		Investee of	100.00	2.22	Commercial, industrial
			subsidiary/affiliated company

Note: This information is an integral part of the interim financial statements as required by the CVM.

ITEM III

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A at a meeting held on August 4, 2004, approved the distribution of dividends from the net earnings account for 2004, of R$ 92,383,067.10 (ninety two million, three hundred and eighty three thousand, sixty seven reais and ten centavos).

The dividends shall be paid from August 30, 2004, without interest or monetary correction. The holders of ordinary and preferred shares will receive a dividend of R$ 1.33 per lot of one thousand shares, with those shares being held in Treasury being excluded from this calculation.

The record date for the distribution shall be August 16, 2004 in Brazil and August 19, 2004 in New York. The shares shall trade ex-dividend on the São Paulo Stock Exchange and the New York Stock Exchange from August 17, 2004.

São Paulo, August 4, 2004.

Fábio Schvartsman
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman
	Name:	Fabio Schvartsman
	Title:	Chief Financial and Investor Relations Officer

Date: August 20, 2004